Filed by Warner-Lambert Company
                       pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant Rule 14a-12
                                      of the Securities Exchange Act of 1934
                                               Commission File No:  001-3608
                                    Subject Company:  Warner-Lambert Company


 THE FOLLOWING BULLETIN WAS SENT TO WARNER-LAMBERT PHARMACEUTICAL COLLEAGUES IN EUROPE AND ASIA BY LETTER AND E-MAIL ON FEBRUARY 15, 2000


 [Parke-Davis LOGO]

 Shaping our future together
 A merger bulletin for all colleagues in Warner-Lambert, Europe and Asia Issue 1: 15th February 2000

 Dear Colleagues:

 Managing the challenges and opportunities ahead
 -----------------------------------------------
 Last week you all received a letter from the heads of Pfizer and Warner-Lambert announcing the merger of our two companies, creating the world's
 most valuable company in our industry.   This merger represents a great
 opportunity for our organization and secures a strong future for our shareholders, customers and, most importantly, our people.

 I recognize that many of you will be anxious to know more about how the merger affects our operations in Europe and Asia, and in particular what it will mean for you personally. In the short term you're unlikely to see or feel much change because the process of agreeing how the two companies will come together will take some weeks to complete.

 What I can say is that we've already set up a team, led by Tony Wild, that's dedicated to bringing our organizations together as smoothly as possible. They've already started work on reviewing every aspect of our operations to ensure we develop a series of robust plans that make this period of transition as seamless as possible.

 We met with our European and Asian managers last week to give them a clear overview of where we are now and what the next steps will be. You have my promise that you'll continue to be kept up to date with developments as they happen. This bulletin forms part of that promise and you'll have an opportunity to discuss the issues it contains in more detail with your manager over the next few days.

 During the coming weeks and months, keeping focused on our business goals for 2000 is critical. We have a great reputation, a strong track record and a history of excellence in serving patients and customers alike. All of these qualities will be as important tomorrow as they are today. I know I can count on you all to continue delivering your very best.

 (INSERT NAME OF LOCAL GENERAL MANAGER)

 What you will find in this bulletin:
 -----------------------------------
     o    What the merger means in practice
     o    Why we've merged
     o    What this means for Parke-Davis in Europe & Asia
     o    What this means for our people
     o    How we're moving the merger forward
     o    Keeping you informed - what happens next

 What the merger means in practice:
 ---------------------------------
     o Pfizer and Warner-Lambert have agreed to merge forming the world's 2nd largest and fastest growing pharmaceuticals company. Our combined global market share is 6.5%.
     o The Board of Directors and management team for the new company will be drawn from both companies with William C. Steere, Jr becoming chairman and chief executive and Dr Henry McKinnell president and chief operating officer.
     o Pfizer shareholders will own 61% of the newly created $90 billion organization and Warner-Lambert shareholders will own 39%.
     o The deal is expected to be completed by the middle of this year, subject to shareholder and regulatory approval.
     o The merger agreement between Warner-Lambert and American Home Products has been terminated.

 Why we've merged:
 ----------------
 Although a merger with Pfizer was not the route to growth we chose originally, our unprecedented success over the development of Lipitor clearly demonstrates the power and potential of this partnership.

     Our industry is also changing rapidly - driven by four global market trends.
     o    A slowdown in market growth
     o    A number of key patents due to expire
     o    R & D costs are rising significantly
     o    E-commerce is changing the way we do business

 Neither of the two companies is immune to these trends and each has a number of internal issues that influenced the decision. We needed to re-balance our product portfolio, reducing our reliance on a small number of core products and we need to speed up our pipeline development.

 What this means for Parke-Davis in Europe & Asia:
 ------------------------------------------------
 Because we're merging with a long standing partner, a company we already know well and with whom we've already achieved huge commercial success, we understand the relative strengths and benefits each brings to the new company.

     o The Parke-Davis name is one of the oldest and most respected names in pharmaceuticals. Our name will continue to be represented through the combined product portfolio and through a dedicated sales force.
     o We'll have more opportunities to create new markets with our existing products and share the success of our unrivaled combined portfolio. No other company will cover the range of therapeutic areas with so many market-leading medicines.
     o More opportunities to launch and support new products with a best-in-class R&D function of over 12,000 people and an annual budget of $4.7 billion - more than any of our competitors.
     o A strong international presence with better access to all the major global markets, including Japan, and the confidence that comes with being a top player in each.
     o Combined consumer product sales of more than $3.5 billion giving us a significant stake in the consumer healthcare market.

 What this means for our people:
 ------------------------------
 Our shared passion for innovation and growth means we believe in creating the environment and the right level of support for our people to find creative solutions and feel empowered to take decisions.

 Both organizations have a strong set of values that underpin the way we want to do business. Our aim is to draw on the best of both cultures so that we strike a proper balance between our need for performance and the needs of our people.

 Without doubt, our first task is to clarify the future roles for our people. We have no details to give you right now but as soon as we can give you definite news we will do so. We are putting in place some fast-track communication channels - like this bulletin - to keep you informed at every stage.

 Meanwhile, you can be confident that we will do all we can to give you the information, support and practical help you need to move into the future with confidence.

 How we're moving the merger forward:
 -----------------------------------
 Our goal remains to complete the merger agreement by July. There are a number of statutory and regulatory hurdles we need to clear over the course of the next few weeks. This includes a 30 day review period by the Security Exchange Council (SEC) in the US to give their ruling on the financial structure of the merger.

 In the meantime, we've set up a joint transition steering committee led by Tony Wild and Hank McKinnell to identify the best way forward for integration and to set out a clear path to make it happen. Putting the plan into action will be the responsibility of our operational line managers who'll drive the transition at local level.

 Our aim is to build an organization that harnesses the very best from our people, our practices and our facilities. We'll be asking for your ideas and contributions across the organization to help shape this new company and create the structures, systems and processes that will help us deliver that goal.

 We'll keep you informed of progress and up to date with the challenges and solutions we'll undoubtedly face over the coming weeks.

 Keeping you informed - what happens next:
 ----------------------------------------
 This is a quick overview of what you can expect to see and hear over the coming fortnight and the opportunities you will have to discuss the issues and feedback you views.

     o All staff receive this electronic bulletin, which includes an individual feedback form, during the course of Monday, February 15.
     o Your manager will be organizing a team briefing session within the next week; you can expect confirmation of when this will happen in your local area by Wednesday, February 17.
     o Each session will last for about 40 minutes; it is your opportunity to ask questions on the issues covered and discuss what this means for your team at a local level.
     o Each team will be able to feedback their collective views via a team feedback form; these will be faxed immediately to your local HR Director.
     o We also want to hear individual views, so please complete and return the individual feedback form that's included with this bulletin.
     o All the feedback will be collated and summarized at the affiliate level and forwarded on to the European management.
     o Your feedback is critical and will help to shape the content of the next phase of communication.

                                * * * * * *

 These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

 On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone
 (973) 385-4593.

 Warner-Lambert and certain other persons will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. Information concerning the participants in the solicitation is included in the filing under Rule 425 made by Warner-Lambert with the SEC on February 9, 2000.